

April 18, 2014

Via E-mail
Michael D. Weiner
Executive Vice President and Chief Legal Officer
Ares Management GP LLC
2000 Avenue of the Stars, 12th Floor
Los Angeles, CA 90067

> **Re:** **Ares Management, L.P.**
> **Amendment No. 3 to**
> **Registration Statement on Form S-1**
> **Filed April 16, 2014**
> **File No. 333-194919**

Dear Mr. Weiner:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended registration statement, we may have additional comments.

Prospectus Summary, page 1

1. We note your response and revised disclosures as it relates our prior comment 6. Please revise your disclosure on page 1 to be consistent with your response.

Notes to Unaudited Condensed Combined and Consolidated Pro Forma Statement of
Financial Condition, page 105

Note 1. Reorganization and Other Adjustments, page 105

Note (a), page 105

2.   Please revise your disclosure to clarify, if accurate, that amount of Ares Operating Group
        Units that Alleghany and ADIA affiliates will receive as part of the Reorganization and
        the resulting percent of the ownership interest they will hold is based on the total number
        of Ares Operating Group Units outstanding immediately following the Reorganization
        and prior to the Offering. In addition, clarify how the number of Ares Operating Group
        Units following the Reorganization will be determined.

Note 3. Adjustments for Non-Controlling Interests, page 106

Note (g), page 106

3.   Please revise your disclosure to clarify which interests will be included in "Non-
        controlling interests in Ares Operating Group" in addition to non-controlling interests of
        Ares Owners Holding LP and certain limited partners following the Offering. In
        addition, address this comment as it applies to the adjustment to net income attributable
        to non-controlling interests disclosed in Note (l) on page 109.

Notes to Unaudited Condensed Combined and Consolidated Pro Forma Statements of
Operations, page 107

Note 2. Offering Adjustments, page 108

Note (j), page 108

4.   We note from footnote 1 to your table that you plan to apply a discount for lack of
        marketability to the common units of Ares Management, L.P. market price at the time of
        offering to determine the fair value of restricted units at the grant date. Please revise your
        disclosure to provide more detail into how the discount was determined.

Note 4. Calculation of Net Income Per Common Unit, page 109

5.   We understand that the information provided for adjustment (m) will be completed upon
        pricing of the IPO. Please note, the denominator in computing pro forma net income per
        common unit should include only those common shares whose proceeds are being
        reflected in pro forma adjustments in the income statements, such as proceeds used for
        debt repayment. For those common units whose proceeds will be used for general

corporate purposes, for example, should not be used in computing net income per common unit.

You may contact Sasha Pechenik at (202) 551-3541 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Hugh West for

Suzanne Hayes
Assistant Director